UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONDER HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

83542D102
(CUSIP Number of Class of Securities Underlying Common Stock)

Phil Rothenberg
General Counsel
Sonder Holdings Inc.
500 E 84th Ave., Suite A-10
Thornton, CO, 80229
Telephone: (617) 300-0956
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark B. Baudler
Richard C. Blake
Jonathan Chan
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
605 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
 Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed originally with the United States Securities and Exchange Commission (the “SEC”) on October 18, 2022 (the “Schedule TO”), by Sonder Holdings Inc., a Delaware corporation (“Sonder” or the “Company”), on October 28, 2022 in connection with its offer to reprice (the “Offer”) certain options up to an aggregate of 24,155,664 shares of the Company’s common stock, whether vested or unvested, granted under the Plans (as defined in the Schedule TO), with an exercise price per share greater than the closing price of the Company’s common stock on the Nasdaq Global Select Market on the expiration date of the Offer, that are outstanding and unexercised at the start of the Offer and remain outstanding and unexercised through the Repricing Date (as defined in the Schedule TO).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Reprice dated October 18, 2022 (the “Offer to Reprice”) and the other Disclosure Documents (as defined in the Schedule TO).

The Offer to Reprice and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Reprice, are hereby amended and supplemented as follows:

1. Page 23 of the Offer to Reprice is amended and supplemented by adding the following sentence as a new final paragraph of the Section titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options.”:

On October 22, 2022, our board of directors appointed Sean Aggarwal as a director of the Company, effective immediately. In accordance with our Outside Director Compensation Policy, Mr. Aggarwal received a grant of restricted stock units on October 22, 2022 covering 169,312 restricted stock units of the Company’s common stock. As of October 22, 2022, Mr. Aggarwal does not hold any options granted under our Plans (equal to 0.0% of the total outstanding options under the Plans).

2. Schedule A to the Offer to Reprice is amended and supplemented by adding the following sentence prior to the final paragraph of Schedule A:

On October 22, 2022, our board of directors appointed Mr. Aggarwal as a director of the Company, effective immediately.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(K)	Transcript for the Sonder Employee All Hands Meeting, October 24, 2022 - Reminder about the Offer
(a)(1)(L)	Form of Reminder Slack Message

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONDER HOLDINGS INC.

Date: October 24, 2022	By:	/s/ Phil Rothenberg
	Name:	Phil Rothenberg
	Title:	General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Reprice Eligible Stock Options, dated October 18, 2022

(a)(1)(B)*	Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022

(a)(1)(C)*	Election Terms and Conditions

(a)(1)(D)*	Form of Confirmation Email

(a)(1)(E)*	Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(F)*	Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(G)*	Form of Email Announcing Upcoming Information Sessions About Sonder’s Stock Option Repricing Program

(a)(1)(H)*	Employee Presentation

(a)(1)(I)*	Employee Presentation Transcript

(a)(1)(J)*	Screenshots from Offer Website
(a)(1)(K)**	Transcript for the Sonder Employee All Hands Meeting, October 24, 2022 - Reminder about the Offer

(a)(1)(L)**	Form of Reminder Slack Message
(b)	Not applicable.

(d)(1)*
2021 Equity Incentive Plan of Sonder Holdings Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.8 to Sonder’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on December 13, 2021)

(d)(2)*
2019 Equity Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.11 to Sonder’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2022)

(g)	Not applicable.

(h)	Not applicable.

107**	Filing Fee Table

*	Previously filed.

**	Filed herewith.